Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801, U.S.A. Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@mazorrobotics-us.com	Mazor Robotics Ltd. 5 Shacham St. North Industrial Park Caesarea 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics to Report Second Quarter Financial Results on August 2, 2018

- Conference Call Scheduled for 8:30am ET on Thursday, August 2nd

CAESAREA, Israel, July 26, 2018 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical robotic guidance systems, announced today that it will report financial results for the second quarter ended June 30, 2018, before the U.S. markets open on Thursday, August 2, 2018.

The company will host a conference call to discuss these results on Thursday, August 2, 2018, at 8:30 AM ET (3:30 PM IDT).  Investors within the United States interested in participating are invited to call 866-548-4713.   Participants in Israel can use the toll-free dial-in number 1809 212 883. All other international participants can use the dial-in number +1 323-794-2093.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-888-203-1112 and reference the Replay Access Code: 5587897. All international callers can dial +1 719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
732.232.6914; 415.652.9100